Exhibit 99.1

MEDIROM Healthcare Technologies Inc.

Announces Receipt of Nasdaq Delisting Notice and

Intends to Request a Hearing to Appeal the Delisting Determination

New York/December 30, 2022 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM), a holistic healthcare company based in Japan (the “Company”), today announced that on December 28, the Company received a written notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based upon the Company’s non-compliance with the $35 million market value of listed securities requirement set forth in Nasdaq Listing Rule 5550(b)(2) as of December 27, 2022, the Company’s American Depositary Shares (“ADSs”), representing common shares of the Company, will be suspended from trading on and delisted from The Nasdaq Stock Market at the opening of business on January 6, 2023, unless the Company requests a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal Nasdaq’s delisting determination by 4:00 p.m. Eastern Time on January 4, 2023.

The Company intends to timely request a hearing before the Panel, which request will stay any further suspension or delisting action by Nasdaq at least pending completion of the hearing process and the expiration of any extension period that may be granted by the Panel following the hearing. In accordance with the Nasdaq Listing Rules, the Panel has the discretion to grant the Company a further extension. Notwithstanding the foregoing, there can be no assurance that the Panel will determine to continue the Company’s listing or that the Company will timely evidence compliance with the terms of any extension that may be granted by the Panel following the hearing.

As previously disclosed in the Company’s report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 29, 2022, Nasdaq notified the Company that it was not in compliance with the minimum market value requirement set forth in Nasdaq Listing Rule 5550(b)(2), which requires companies to maintain a minimum market value of $35 million, over the previous 30-consecutive business days, and in accordance with the Nasdaq Listing Rules, the Staff granted the Company a 180-calendar day period until December 27, 2022 to regain compliance. The Company was not able to regain compliance by December 27, 2022, which resulted in the Staff’s issuance of the Notice.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 312 (as of November 30, 2022) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. MEDIROM hopes that its diverse health related services and products offering will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the Company’s intent to request a hearing before the Panel. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, including the risk that the Company may not be successful in its appeal to the Panel, the risk that the Company may not otherwise meet the requirements for continued listing under the Nasdaq Listing Rules, the risk that Nasdaq may not grant the Company relief from delisting if necessary, and the risk that the Company may not ultimately meet applicable Nasdaq requirements if any such relief is necessary, among other risks and uncertainties. These and other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on November 14, 2022, and the Company’s other filings with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statements speak only as of the date of this Form 6 K and are based on information available to the Company as of the date of this press release, and the Company assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

■Contacts

Investor Relations Team

ir@medirom.co.jp